

May 26, 2015

Via E-mail
Michael J. Mack
President
John Deere Capital Corporation
1 East First Street, Suite 600
Reno, Nevada 89501

> **Re:** **John Deere Owner Trust 2012**
> **John Deere Owner Trust 2012-B**
> **John Deere Owner Trust 2014**
> **John Deere Owner Trust 2014-B**
> **Forms 10-K for the Fiscal Year Ended October 31, 2014**
> **Filed January 28, 2015**
> **File Nos. 333-176018-01, 333-176018-02, 333-176018-05, 333-197204-01**

Dear Mr. Mack:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

cc: Stacy P. Thomas, Esq.